UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: July 31, 2016

(Date of Earliest Event Reported)

Tesla Motors, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-34756	91-2197729
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3500 Deer Creek Road

Palo Alto, California 94304

(Address of principal executive offices, including zip code)

(650) 681-5000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

Merger Agreement

On July 31, 2016, Tesla Motors, Inc. (“Tesla”), SolarCity Corporation (“SolarCity”) and D Subsidiary, Inc., a wholly owned subsidiary of Tesla (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into SolarCity (the “Merger”), with SolarCity surviving the Merger as a wholly owned subsidiary of Tesla. Capitalized terms used in this Current Report on Form 8-K but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

The Board of Directors of Tesla (the “Tesla Board”), with Messrs. Elon Musk and Antonio Gracias recusing themselves, determined that the transactions contemplated by the Merger Agreement, including the Merger and the issuance of shares of Tesla common stock in connection with the Merger (the “Share Issuance”), are fair to, and in the best interests of, Tesla and its stockholders, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommended that the stockholders of Tesla approve the Merger and the Share Issuance.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of SolarCity common stock, par value $0.0001 per share (the “SolarCity common stock”) issued and outstanding immediately prior to the Effective Time (other than shares of SolarCity common stock owned by SolarCity as treasury stock or owned by Tesla or Merger Sub, which will be cancelled) will be converted into the right to receive 0.110 (the “Exchange Ratio”) shares of Tesla common stock, par value $0.001 per share (the “Tesla common stock”).

No fractional shares of Tesla common stock will be issued in the Merger and SolarCity stockholders will receive cash in lieu of any fractional shares. SolarCity options and restricted stock unit awards will be converted into corresponding equity awards in respect of Tesla common stock based on the Exchange Ratio, with the awards retaining the same vesting and other terms and conditions as in effect immediately prior to consummation of the Merger (except for certain founder options granted in 2015 which will be cancelled for no consideration). It is intended that the Merger will qualify as a “reorganization” for U.S. federal income tax purposes.

SolarCity and Tesla have made representations and warranties to each other in the Merger Agreement customary for transactions of this type. SolarCity and Tesla have also agreed to various customary covenants and agreements, including, among others, agreements to conduct their respective businesses in the ordinary course in all material respects during the period between the signing of the Merger Agreement and the consummation of the Merger. In addition, SolarCity is subject to a number of customary interim operating covenants relating to, among other things, its capital expenditures, incurrence of indebtedness, entry into or amendment of certain types of agreements, equity grants, changes in employee compensation, and certain employment decisions.

Stockholders of SolarCity will be asked to vote on the adoption and approval of the Merger Agreement and the Merger, and stockholders of Tesla will be asked to vote on the approval of the Merger and the Share Issuance, at special meetings of the stockholders of SolarCity and Tesla, respectively, that will be held on dates to be announced.

The consummation of the Merger is subject to, among other things, a condition that:

(i)	the Merger Agreement and the Merger be adopted and approved by stockholders of SolarCity, including by the holders of a majority of the total votes of shares of SolarCity common stock cast on that matter at the special meeting of the stockholders of SolarCity that are not owned by Mr. Elon Musk and the other directors and the named executive officers of Tesla and SolarCity, and certain of their affiliates, other than Nancy E. Pfund and Donald R. Kendall, Jr.; and

(ii)	the Merger and the Share Issuance be approved by the stockholders of Tesla, including by the holders of a majority of the total votes of shares of Tesla common stock cast on that matter at the special meeting of the stockholders of Tesla that are not owned by Mr. Elon Musk and the other directors and the named executive officers of SolarCity and certain of their affiliates.

Consummation of the Merger is also subject to certain other conditions, including, among others, declaration of effectiveness of the registration statement on Form S-4 relating to the shares of Tesla common stock to be issued in the Merger, and authorization of such shares for listing on the Nasdaq Stock Market, subject to official notice of issuance, the accuracy of the other party’s representations and warranties (subject to customary qualifications), the other party’s material compliance with its covenants and agreements contained in the Merger Agreement, the absence of any event that has had a material adverse effect on the other party since the date of the Merger Agreement, the receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” for U.S. federal income tax purposes, and, in the case of Tesla’s and Merger Sub’s obligation to complete the Merger, the absence of certain continuing defaults or mandatory prepayment events under SolarCity’s indebtedness and SolarCity having a specified level of accounts payable.

Pursuant to the terms of a “go-shop” provision in the Merger Agreement, for 45 calendar days following the signing of the Merger Agreement (the “Go-Shop Period”), SolarCity and its representatives may solicit, discuss or negotiate alternative proposals from third parties for the acquisition of SolarCity.

Following the expiration of the Go-Shop Period, SolarCity will become subject to customary “no shop” restrictions on its and its representatives’ ability to solicit, discuss or negotiate alternative acquisition proposals from third parties, subject to exceptions for acquisition proposals that the SolarCity board of directors has determined constitutes or is reasonably expected to constitute a “Superior Proposal” (as defined in the Merger Agreement).

SolarCity has also agreed that the SolarCity board and the special committee of the SolarCity board will not change its recommendations with respect to the Merger, and that SolarCity will not enter into any agreement relating to an alternative acquisition proposal, except that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) the SolarCity board may withdraw its recommendation as a result of a development or change that is unknown to the SolarCity board or the special committee as of the date of the Merger Agreement if it determines that it would be inconsistent with its fiduciary duties not to do so, or (ii) the SolarCity board may change its recommendation and terminate the Merger Agreement in order to enter into a binding agreement with respect to an alternative acquisition proposal that the SolarCity board determines constitutes a Superior Proposal. Tesla has agreed to similar “no shop” restrictions following the signing of the Merger Agreement with respect to acquisition proposals from third parties for the acquisition of Tesla and similar restrictions on the ability of the Tesla board of directors to change its recommendation with respect to the Merger and the ability of Tesla to enter into any agreement or arrangement relating to an acquisition of Tesla, subject to similar exceptions.

The Merger Agreement contains certain termination rights for both Tesla and SolarCity, including, among other things, in the event that the Merger is not consummated on or before April 31, 2017. In addition, if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, including by SolarCity in order to enter into an agreement with respect to an alternative acquisition proposal in accordance with the terms of the Merger Agreement, SolarCity will be required to pay Tesla a termination fee in the amount of $78.2 million, unless SolarCity terminates the Merger Agreement in order to enter into a binding agreement with respect to an alternative acquisition proposal with a third party who first made an alternative acquisition proposal prior to the expiration of the Go-Shop Period, in which case SolarCity will be required to pay Tesla a termination fee in the amount of $26.1 million. If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, including by SolarCity if the Tesla board of directors changes its recommendation with respect to the Merger, Tesla will be required to pay SolarCity a termination fee in the amount of $78.2 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Tesla, SolarCity or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Tesla or SolarCity. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Tesla, SolarCity or any of their respective subsidiaries, affiliates or businesses.

Amendment of Credit Agreement

On July 31, 2016, Tesla and its subsidiary Tesla Motors Netherlands B.V. (“Tesla B.V.” and together with Tesla, collectively, the “Borrowers”), entered into the Fourth Amendment (the “Fourth Amendment”) to the ABL Credit Agreement, dated as of June 10, 2015 (as amended, modified or supplemented, the “Credit Agreement”), among the Borrowers, the lenders party thereto, Deutsche Bank AG New York Branch, as administrative agent and collateral agent (the “Agent”), and the other agents party thereto.

The Fourth Amendment:

(i)	provides that, concurrent with the acquisition by Tesla of SolarCity pursuant to the Merger Agreement, the Credit Agreement will be amended to provide that neither SolarCity nor any of its subsidiaries shall constitute a “Subsidiary” of the Company for purposes of the Credit Agreement and will not be subject to the restrictions, terms or requirements applicable to subsidiaries of the Company contained in the Credit Agreement; and

(ii)	contains other amendments related to the proposed acquisition by the Company of SolarCity.

The foregoing description of the Fourth Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Fourth Amendment, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01.	Other Events

SolarCity Voting Agreement

On July 31, 2016, concurrently with the execution of the Merger Agreement, SolarCity entered into a voting agreement (the “Voting Agreement”) with Mr. Elon Musk, solely in his individual capacity as a holder of SolarCity common stock and not in any other capacity, and the Elon Musk Revocable Trust dated July 22, 2003 (together with Mr. Elon Musk, the “SolarCity Stockholders”), pursuant to which, among other things:

(i)	the SolarCity Stockholders agreed that they will vote their shares of SolarCity common stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, unless the SolarCity board of directors withdraws its recommendation with respect to the Merger Agreement and the Merger in accordance with the terms of the Merger Agreement; and

(ii)	in the event that SolarCity terminates the Merger Agreement in order to enter into a binding agreement with respect to an alternative proposal for the acquisition of SolarCity in accordance with the terms of the Merger Agreement, the SolarCity Stockholders agreed that they would vote their shares of SolarCity common stock in favor of, or tender their shares of SolarCity common stock with respect to, that alternative proposal, as applicable, in the same proportion as all other shares of SolarCity common stock are voted in favor of, or tendered with respect to, that alternative proposal.

Notwithstanding the foregoing, as described above, the consummation of the Merger is subject to a condition that the Merger Agreement and the Merger be adopted and approved by the holders of a majority of the total votes of shares of SolarCity common stock cast on that matter at the special meeting of the stockholders of SolarCity that are not owned by Mr. Elon Musk and the other directors and the named executive officers of Tesla and SolarCity, and certain of their affiliates, other than Nancy E. Pfund and Donald R. Kendall, Jr.

In addition, the SolarCity Stockholders agreed that in the event they transfer shares of SolarCity common stock (other than by way of charitable gifts or donations) and do not retain voting power over such shares but either (i) remain a beneficial owner of such shares or (ii) retain the economic benefits of such shares, the transferee must agree in writing to the terms of the Voting Agreement by executing and delivering a joinder agreement.

The Voting Agreement automatically terminates upon the earliest of:

(i)	with respect to the SolarCity Stockholders’ obligations in respect of the Merger Agreement and the Merger, (A) the Effective Time, (B) the termination of the Merger Agreement in accordance with its terms and (C) the written agreement of the SolarCity Stockholders and SolarCity to terminate the Voting Agreement; and

(ii)	with respect to the SolarCity Stockholders’ obligations in respect of an alternative proposal for the acquisition of SolarCity, (A) the effective time of any merger or other transaction of SolarCity provided for in the binding agreement that provides for that alternative proposal, or (B) the termination of the binding agreement that provides for that alternative proposal in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Blog Post and Investor Presentation

On August 1, 2016, Tesla and SolarCity each published a joint post on their respective website blogs announcing the entry into the Merger Agreement, as well as an investor presentation regarding the Merger. Copies of the joint blog post and the investor presentation are attached hereto as Exhibits 99.2 and 99.3 respectively, and are incorporated herein by reference.

Forward-Looking Statements

Certain statements in this communication, including statements relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and the combined company’s future financial condition performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 giving Tesla’s and SolarCity’s expectations or predictions of future financial or business performance or conditions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Tesla’s and SolarCity’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the Merger, including requisite approval by Tesla and SolarCity stockholders, on a timely basis or at all; delay in closing the Merger; the ultimate outcome and results of integrating the operations of Tesla and SolarCity and the ultimate ability to realize synergies and other benefits; business disruption following the Merger; the availability and access, in general, of funds to meet debt obligations and to fund operations and necessary capital expenditures; the ability to comply with all covenants in the indentures and credit facilities of Tesla and SolarCity, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions. More information on potential factors that could affect our results is included from time to time in the SEC filings and reports of Tesla and SolarCity, including the risks identified under the sections captioned “Risk Factors” in Tesla’s quarterly report on Form 10-Q filed with the SEC on May 10, 2016 and SolarCity’s quarterly report on Form 10-Q filed with the SEC on May 10, 2016.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where To Find It

The Merger will be submitted to the stockholders of each of SolarCity and Tesla for their consideration. Tesla will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of SolarCity and Tesla. Each of SolarCity and Tesla will provide the joint proxy statement/prospectus to their respective stockholders. INVESTORS AND SECURITY HOLDERS OF SOLARCITY AND TESLA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on SolarCity’s Investor Relations website (http://investors.solarcity.com) (for documents filed with the SEC by SolarCity) or Tesla’s Investor Relations website (http://ir.tesla.com) (for documents filed with the SEC by Tesla).

Participants in the Solicitation

SolarCity, Tesla, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SolarCity and Tesla stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SolarCity and Tesla stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about SolarCity’s executive officers and directors in its definitive proxy statement filed with the SEC on April 21, 2016. You can find more detailed information about Tesla’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2016.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 31, 2016, among Tesla Motors, Inc., SolarCity Corporation and D Subsidiary, Inc.

10.1	Fourth Amendment to Credit Agreement, dated as of July 31, 2016, by and among Tesla Motors, Inc., Tesla Motors Netherlands B.V., the lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

99.1	Voting and Support Agreement, dated as of July 31, 2016, by and among SolarCity Corporation and Mr. Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003.

99.2	Joint Blog Post, dated August 1, 2016.

99.3	Investor Presentation, dated August 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TESLA MOTORS, INC.

Date: July 31, 2016	By:	/s/ Todd A. Maron
	Name:	Todd A. Maron
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 31, 2016, among Tesla Motors, Inc., SolarCity Corporation and D Subsidiary, Inc.

10.1	Fourth Amendment to Credit Agreement, dated as of July 31, 2016, by and among Tesla Motors, Inc., Tesla Motors Netherlands B.V., the lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

99.1	Voting and Support Agreement, dated as of July 31, 2016, by and between SolarCity Corporation and Mr. Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003.

99.2	Joint Blog Post, dated August 1, 2016.

99.3	Investor Presentation, dated August 1, 2016.